UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52019

NEW TAOHUAYUAN CULTURE TOURISM CO., LTD.

(Exact name of registrant as specified in its charter)

P.O Box 26496, Scottsdale, AZ 85255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 962

The Company is not eligible to file Form 15 to terminate registration of our common shares under Securities Exchange Act of 1934. The number of record holders of the shares exceeds the maximum amount permitted under Section 12(g) of the ’34 Act. The Company hereby files this Amendment to withdraw Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, NEW TAOHUAYUAN CULTURE TOURISM CO., LTD.. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 4, 2015	By:	/s/ Rhonda Keaveney
		Name:	Rhonda Keaveney
		Title:	Interim Officer and Director